Exhibit 4.02

PLEDGE AND SECURITY AGREEMENT

THIS PLEDGE AND SECURITY AGREEMENT is entered into as of June 20, 2005 by and between Maytag Sales, Inc., a Delaware corporation (the “Pledgor”), and JPMorgan Chase Bank, N.A., a national banking association, in its capacity as administrative agent (the “Agent”) for the lenders party to the Credit Agreement referred to below.

PRELIMINARY STATEMENT

A. Maytag Corporation, a Delaware corporation (the “Borrower”), the owner of all of the issued and outstanding capital stock of the Pledgor, the Agent and the Lenders are parties to a Credit Agreement dated as of March 5, 2004 (as amended or modified from time to time, the “Credit Agreement”).

B. On or about the date hereof, the Borrower and the Lenders are entering into a Third Amendment to Credit Agreement (the “Third Amendment”) amending the terms of the Credit Agreement as specifically set forth therein. The Lenders have required, as a condition to their agreement to enter into the Third Amendment, that the Borrower cause the Pledgor to enter into this Pledge and Security Agreement (as it may be amended or modified from time to time, the “Security Agreement”) in support of the Secured Obligations (as defined below).

C. The Pledgor from time to time receives material administrative and financial support from the Borrower and, accordingly, benefits directly and indirectly from the credit extended to the Borrower pursuant to the Credit Agreement.

ACCORDINGLY, the Pledgor and the Agent, on behalf of the Lenders, hereby agree as follows:

DEFINITIONS

1.1. Terms Defined in Credit Agreement. All capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Credit Agreement.

1.2. Terms Defined in Illinois Uniform Commercial Code. Terms defined in the Illinois UCC which are not otherwise defined in this Security Agreement are used herein as defined in the Illinois UCC.

1.3. Definitions of Certain Terms Used Herein. As used in this Security Agreement, in addition to the terms defined in the Preliminary Statement, the following terms shall have the following meanings:

“Accounts” shall have the meaning set forth in Article 9 of the Illinois UCC.

“Article” means a numbered article of this Security Agreement, unless another document is specifically referenced.

“Chattel Paper” shall have the meaning set forth in Article 9 of the Illinois UCC.

“Collateral” means all Accounts, Chattel Paper, Deposit Accounts, Documents, Payment Intangibles, Instruments, Inventory, Letter-of-Credit Rights and Supporting Obligations, wherever located, in which the Pledgor now has or hereafter acquires any right or interest, and the proceeds, insurance proceeds and products thereof, together with all books and records, customer lists, credit files, computer files, programs, printouts and other computer materials and records related thereto.

“Control” shall have the meaning set forth in Section 9-104, 9-105 or 9-107, as applicable, of the Illinois UCC.

“Default” means an event described in Section 5.1.

“Deposit Accounts” shall have the meaning set forth in Article 9 of the Illinois UCC.

“Documents” shall have the meaning set forth in Article 9 of the Illinois UCC.

“Electronic Chattel Paper” shall have the meaning set forth in Article 9 of the Illinois UCC.

“Exhibit” refers to a specific exhibit to this Security Agreement, unless another document is specifically referenced.

“Illinois UCC” means the Illinois Uniform Commercial Code as in effect from time to time.

“Instruments” shall have the meaning set forth in Article 9 of the Illinois UCC.

“Inventory” shall have the meaning set forth in Article 9 of the Illinois UCC.

“Lenders” means the lenders party to the Credit Agreement and their successors and assigns.

“Letter-of-Credit Rights” shall have the meaning set forth in Article 9 of the Illinois UCC.

“Obligations” means any and all existing and future indebtedness, obligation and liability of every kind, nature and character, direct or indirect, absolute or contingent (including all renewals, extensions and modifications thereof and all fees, costs and expenses incurred by the Agent or the Lenders in connection with the preparation, administration, collection or enforcement thereof), of the Borrower or the Pledgor to the Agent or any Lender or any branch, subsidiary or affiliate thereof, arising under or pursuant to this Security Agreement, the Credit Agreement and any promissory note or notes now or hereafter issued under the Credit Agreement.

“Payment Intangibles” shall have the meaning set forth in Article 9 of the Illinois UCC.

“Receivables” means the Accounts, Chattel Paper, Documents or Instruments, and any other rights or claims to receive money which are Payment Intangibles or which are otherwise included as Collateral.

“Required Secured Parties” means (x) prior to an acceleration of the obligations under the Credit Agreement, the Required Lenders, (y) after an acceleration of the obligations under the Credit Agreement but prior to the date upon which the Credit Agreement has terminated by its terms and all of the obligations thereunder have been paid in full, Lenders and their Affiliates holding in the aggregate at least a majority of the total of (i) the unpaid principal amount of outstanding Advances and (ii) the aggregate net early termination payments and all other amounts then due and unpaid from the Borrower and its Affiliates to the Lenders or their Affiliates under Rate Management Transactions, as determined by the Agent in its reasonable discretion, and (z) after the Credit Agreement has terminated by its terms and all of the obligations thereunder have been paid in full (whether or not the obligations under the Credit Agreement were ever accelerated), Lenders and their Affiliates holding in the aggregate at least a majority of the aggregate net early termination payments and all other amounts then due and unpaid from the Borrower and its Affiliates to the Lenders or their Affiliates under Rate Management Transactions, as determined by the Agent in its reasonable discretion.

“Section” means a numbered section of this Security Agreement, unless another document is specifically referenced.

“Secured Obligations” means the Obligations and Rate Management Obligations entered into with one or more of the Lenders or their Affiliates.

“Supporting Obligations” shall have the meaning set forth in Article 9 of the Illinois UCC.

“Unmatured Default” means an event which but for the lapse of time or the giving of notice, or both, would constitute a Default.

The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms.

ARTICLE II

GRANT OF SECURITY INTEREST

The Pledgor hereby pledges, assigns and grants to the Agent, on behalf of and for the ratable benefit of the Lenders and (to the extent specifically provided herein) their Affiliates, a security interest in all of the Pledgor’s right, title and interest in and to the Collateral to secure the prompt and complete payment and performance of the Secured Obligations. Notwithstanding anything in this Security Agreement to the contrary, the right of recovery against Pledgor under this Security Agreement shall not exceed $1.00 less than the lowest amount which would render Pledgor’s obligations under this Security Agreement void or voidable under applicable law, including fraudulent conveyance law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Pledgor represents and warrants to the Agent and the Lenders that:

3.1. Title, Authorization, Validity and Enforceability. The Pledgor has good and valid rights in or the power to transfer the Collateral and title to the Collateral with respect to which it has purported to grant a security interest hereunder, free and clear of all Liens except for Liens permitted under Section 4.1.6, and has full power and authority to grant to the Agent the security interest in such Collateral pursuant hereto. The execution and delivery by the Pledgor of this Security Agreement has been duly authorized by proper corporate proceedings, and this Security Agreement constitutes a legal, valid and binding obligation of the Pledgor and creates a security interest which is enforceable against the Pledgor in all now owned and hereafter acquired Collateral. When financing statements have been filed in the appropriate offices against the Pledgor in the locations listed on Exhibit “F”, the Agent will have a fully perfected first priority security interest in that Collateral in which a security interest may be perfected by filing, subject only to Liens permitted under Section 4.1.6.

3.2. Conflicting Laws and Contracts. Neither the execution and delivery by the Pledgor of this Security Agreement, the creation and perfection of the security interest in the Collateral granted hereunder, nor compliance with the terms and provisions hereof will violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Pledgor or the Pledgor’s articles or certificate of incorporation or by-laws, the provisions of any indenture, instrument or agreement to which the Pledgor is a party or is subject, or by which it, or its property, is bound, or conflict with or constitute a default thereunder, or result in the creation or imposition of any Lien pursuant to the terms of any such indenture, instrument or agreement (other than any Lien of the Agent on behalf of the Lenders).

3.3. Type and Jurisdiction of Organization. The Pledgor is a corporation organized under the laws of the State of Delaware.

3.4. Principal Location. The Pledgor’s mailing address and the location of its place of business (if it has only one) or its chief executive office (if it has more than one place of business), are disclosed in Exhibit “A”; the Pledgor has no other places of business except those set forth in Exhibit “A”.

3.5. Property Locations. Exhibit A includes a list of each location at which Inventory with a value in excess of $10,000,000 is located. All of said locations are owned by the Pledgor except for locations (i) which are leased by the Pledgor as lessee and designated in Part B of Exhibit “A” and (ii) at which Inventory is held in a public warehouse or is otherwise held by a bailee or on consignment as designated in Part C of Exhibit “A”, with respect to which locations and Inventory the Pledgor will, upon the request of the Agent after the occurrence and during the continuation of a Default, deliver landlord waivers, bailment agreements, warehouse receipts, financing statements or other documents satisfactory to the Lenders to protect the Agent’s and the Lenders’ security interest in such Inventory.

3.6. No Other Names. Except for the name “Maytag Appliance Sales Company, “ the Pledgor has not conducted business under any name except the name in which it has executed this Security Agreement, which is the exact name as it appears in the Pledgor’s organizational documents, as amended, as filed with the Pledgor’s jurisdiction of organization.

3.7. No Default. No Default or Unmatured Default exists.

3.8. Accounts and Chattel Paper. The names of the obligors, amounts owing, due dates and other information with respect to the Accounts and Chattel Paper are and will be correctly stated in all records of the Pledgor relating thereto and in all invoices and reports with respect thereto furnished to the Agent by the Pledgor from time to time.

3.9. No Financing Statements. No financing statement describing all or any portion of the Collateral which has not lapsed or been terminated naming the Pledgor as debtor has been filed in any jurisdiction except (i) financing statements naming the Agent on behalf of the Lenders as the secured party and (ii) as described in Exhibit “D”.

3.10. State Organization Number. The Pledgor’s Delaware organizational identification number is 3902806.

ARTICLE IV

COVENANTS

From the date of this Security Agreement, and thereafter until this Security Agreement is terminated:

4.1. General.

4.1.1. Inspection. The Pledgor will permit the Agent or any Lender, by its representatives and agents (i) to inspect the Collateral, (ii) to examine and make copies of the records of the Pledgor relating to the Collateral and (iii) to discuss the Collateral and the related records of the Pledgor with, and to be advised as to the same by, the Pledgor’s officers and employees (and, in the case of any Receivable, with any person or entity which is or may be obligated thereon), all at such reasonable times and intervals as the Agent or such Lender may determine, and all at the Pledgor’s expense; provided, however, that unless a Default is outstanding, such examinations and inspections at Pledgor’s expense shall not be limited to no more than two per calendar year.

4.1.2. Taxes. The Pledgor will pay when due all taxes, assessments and governmental charges and levies upon the Collateral, except those which are being contested in good faith by appropriate proceedings and with respect to which no Lien exists.

4.1.3. Records and Reports; Notification of Default. The Pledgor will maintain complete and accurate books and records with respect to the Collateral, and furnish to the Agent, with sufficient copies for each of the Lenders, such reports relating to the Collateral as the Agent shall from time to time request. The Pledgor will give prompt notice in writing to the Agent and the Lenders of any development, financial or otherwise, which might materially and adversely affect the Collateral.

4.1.4. Financing Statements and Other Actions; Defense of Title. The Pledgor hereby authorizes the Agent to file, and if requested will execute and deliver to the Agent, all financing statements and other documents and take such other actions as may from time to time be requested by the Agent in order to maintain a first perfected security interest in and, with respect to any Deposit Accounts, Control of, the Collateral. The Pledgor will take any and all actions necessary to defend title to the Collateral against all persons and to defend the security interest of the Agent in the Collateral and the priority thereof against any Lien not expressly permitted hereunder.

4.1.5. Disposition of Collateral. The Pledgor will not sell, lease or otherwise dispose of the Collateral except (i) dispositions permitted pursuant to Section 6.12 of the Credit Agreement, (ii) sales or leases of Inventory in the ordinary course of business, and (iii) until such time as the Pledgor receives a notice from the Agent pursuant to Article VII, proceeds of Inventory and Accounts collected in the ordinary course of business.

4.1.6. Liens. The Pledgor will not create, incur, or suffer to exist any Lien on the Collateral except (i) the security interest created by this Security Agreement, (ii) existing Liens described in Exhibit “D” and (iii) other Liens permitted pursuant to Section 6.13 of the Credit Agreement.

4.1.7. Change in Corporate Existence, Type or Jurisdiction of Organization, Location, Name. The Pledgor will:

(a)	preserve its existence as a corporation and not, in one transaction or a series of related transactions, merge into or consolidate with any other entity, or sell all or substantially all of its assets;

(b)	not change its state of organization;

(c)	not maintain its place of business (if it has only one) or its chief executive office (if it has more than one place of business) at a location other than a location specified on Exhibit “A;” and

(d)	not (i) have any Inventory or proceeds or products thereof (other than Inventory and proceeds thereof disposed of as permitted by Section 4.1.5 and other Inventory, proceeds and products thereof with an aggregate value not to exceed $10,000,000) at a location other than a location specified in Exhibit “A”, (ii) change its name, taxpayer identification number or state organizational identification number or (iii) change its mailing address, unless the Pledgor shall have given the Agent not less than 10 days’ prior written notice of any event described in the foregoing clause (d)(i) or 20 days’ prior written notice of any other such event or occurrence described above and the Agent shall have either (x) determined that such event or occurrence will not adversely affect the validity, perfection or priority of the Agent’s security interest in the Collateral, or (y) taken such steps (with the cooperation of the Pledgor to the extent necessary or advisable) as are necessary or advisable to properly maintain the validity, perfection and priority of the Agent’s security interest in the Collateral.

4.1.8. Other Financing Statements. The Pledgor will not sign or authorize the signing on its behalf or the filing of any financing statement naming it as debtor covering all or any portion of the Collateral, except as permitted by Section 4.1.6.

4.2. Receivables.

4.2.1. Certain Agreements on Receivables. The Pledgor will not make or agree to make any discount, credit, rebate or other reduction in the original amount owing on a Receivable or accept in satisfaction of a Receivable less than the original amount thereof, except that, to the extent not otherwise prohibited by the Credit Agreement, (a)Pledgor may sell Receivables at a discount to third party financing sources in accordance with its present policies and in the ordinary course of business, and (b) until such time following the occurrence of a Default as the Pledgor receives a notice from the Agent instructing the Pledgor to cease such transactions, Pledgor may reduce the amount of Accounts arising from the sale of Inventory in accordance with its present policies and in the ordinary course of business.

4.2.2. Collection of Receivables. Except as otherwise provided in this Security Agreement, the Pledgor will collect and enforce, at the Pledgor’s sole expense, all amounts due or hereafter due to the Pledgor under the Receivables.

4.2.3. Disclosure of Counterclaims on Receivables. If (i) any discount, credit or agreement to make a rebate or to otherwise reduce the amount owing on a Receivable exists or (ii) if, to the knowledge of the Pledgor, any dispute, setoff, claim, counterclaim or defense exists or has been asserted or threatened with respect to a Receivable, the Pledgor will disclose such fact to the Agent in writing in connection with the inspection by the Agent of any record of the Pledgor relating to such Receivable and in connection with any invoice or report furnished by the Pledgor to the Agent relating to such Receivable.

4.3. Inventory and Equipment.

4.3.1. Maintenance of Goods. The Pledgor will do all things necessary to maintain, preserve, protect and keep the Inventory in saleable condition.

4.3.2. Insurance. The Pledgor will (i) maintain fire and extended coverage insurance on the Inventory containing a lender’s loss payable clause in favor of the Agent, on behalf of the Lenders, and providing that said insurance will not be terminated except after at least 10 days’ written notice from the insurance company to the Agent, (ii) maintain such other normal and customary insurance on the Collateral for the benefit of the Agent as the Agent shall from time to time request, and (iii) furnish to the Agent upon the request of the Agent from time to time certificates of insurance evidencing such insurance.

4.4. Instruments, Chattel Paper and Documents. At any time that a Default exists, the Pledgor will, promptly upon the Agent’s request, (i) deliver to the Agent the originals of all Chattel Paper and Instruments constituting Collateral and all Documents constituting Collateral (if any then exist) and (ii) take such actions as shall give the Agent Control of any Electronic Chattel Paper constituting Collateral.

4.5. [Intentionally Deleted.]

4.6. [Intentionally Deleted.]

4.7. [Intentionally Deleted.]

4.8. Deposit Accounts. The Pledgor will (i) upon the Agent’s request, cause each bank or other financial institution in which it maintains (a) a Deposit Account to enter into a control agreement with the Agent, in form and substance satisfactory to the Agent in order to give the Agent Control of the Deposit Account or (b) other deposits (general or special, time or demand, provisional or final) to be notified of the security interest granted to the Agent hereunder and cause each such bank or other financial institution to acknowledge such notification in writing and (ii) upon the Agent’s request after the occurrence and during the continuance of a Default, deliver to each such bank or other financial institution a letter, in form and substance acceptable to the Agent, transferring dominion and control over each Deposit Account and each such other deposit to the Agent. In the case of deposits maintained with Lenders, the terms of such letter shall be subject to the provisions of the Credit Agreement regarding setoffs.

4.9. Letter-of-Credit Rights. The Pledgor will, upon the Agent’s request at any time that a Default exists, cause each issuer of a letter of credit to consent to the assignment of proceeds of the letter of credit and/or take such other actions as shall give the Agent Control of the Letter-of-Credit Rights with respect to such letter of credit.

4.10. Federal, State or Municipal Claims. The Pledgor will notify the Agent of any Collateral which constitutes a claim against the United States government or any state or local government or any instrumentality or agency thereof, the assignment of which claim is restricted by federal, state or municipal law.

ARTICLE V

DEFAULT

5.1. The occurrence of any one or more of the following events shall constitute a Default:

5.1.1. Any representation or warranty made by or on behalf of the Pledgor under or in connection with this Security Agreement shall be materially false as of the date on which made.

5.1.2. The breach by the Pledgor of any of the terms or provisions of Sections 4.1, 4.2.1, 4.3.2, 4.4 or 4.8 or Article VII.

5.1.3. The breach by the Pledgor (other than a breach which constitutes a Default under Section 5.1.1 or 5.1.2) of any of the terms or provisions of this Security Agreement which is not remedied within 30 days after the giving of written notice to the Pledgor by the Agent.

5.1.4. Any material portion of the Collateral shall be transferred or otherwise disposed of, either voluntarily or involuntarily, in any manner not permitted by Section

4.1.5 or 8.7 or shall be lost, stolen, damaged or destroyed (unless, in the case of such Collateral lost, stolen, damaged or destroyed, such casualty with respect to the Collateral is insured against under policies of insurance with respect to which the Agent is named as a lender’s loss payee).

5.1.5. The occurrence of any “Default” under, and as defined in, the Credit Agreement.

5.1.6. Any Rate Management Obligation entered into with one or more of the Lenders or their Affiliates shall not be paid when due, whether at stated maturity, upon acceleration or early termination, or otherwise.

5.2. Acceleration and Remedies. Upon the acceleration of the obligations under the Credit Agreement pursuant to Section 8.1 thereof, the Obligations and, to the extent provided for under the Rate Management Transactions evidencing the same, the Rate Management Obligations, shall immediately become due and payable without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, and the Agent may, with the concurrence or at the direction of the Required Secured Parties, exercise any or all of the following rights and remedies:

5.2.1. Those rights and remedies provided in this Security Agreement, the Credit Agreement, or any other Loan Document, provided that this Section 5.2.1 shall not be understood to limit any rights or remedies available to the Agent and the Lenders prior to a Default.

5.2.2. Those rights and remedies available to a secured party under the Illinois UCC (whether or not the Illinois UCC applies to the affected Collateral) or under any other applicable law (including, without limitation, any law governing the exercise of a bank’s right of setoff or bankers’ lien) when a debtor is in default under a security agreement.

5.2.3. Without notice except as specifically provided in Section 8.1 or elsewhere herein, sell, lease, assign, grant an option or options to purchase or otherwise dispose of the Collateral or any part thereof in one or more parcels at public or private sale, for cash, on credit or for future delivery, and upon such other terms as the Agent may deem commercially reasonable.

The Agent, on behalf of the secured parties, may comply with any applicable state or federal law requirements in connection with a disposition of the Collateral and compliance will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral.

If, after the Credit Agreement has terminated by its terms and all of the Obligations have been paid in full, there remain Rate Management Obligations outstanding, the Required Secured Parties may exercise the remedies provided in this Section 5.2 upon the occurrence of any event which would allow or require the termination or acceleration of any Rate Management Obligations pursuant to the terms of the agreement governing any Rate Management Transaction.

5.3. Debtor’s Obligations Upon Default. Upon the request of the Agent after the occurrence of a Default, the Pledgor will:

5.3.1. Assembly of Collateral. Assemble and make available to the Agent the Collateral and all records relating thereto at any place or places specified by the Agent.

5.3.2. Secured Party Access. Permit the Agent, by the Agent’s representatives and agents, to enter any premises where all or any part of the Collateral, or the books and records relating thereto, or both, are located, to take possession of all or any part of the Collateral and to remove all or any part of the Collateral.

5.4. License. The Agent is hereby granted a license or other right to use, following the occurrence and during the continuance of a Default, without charge, the Pledgor’s labels, patents, copyrights, rights of use of any name, trade secrets, trade names, trademarks, service marks, customer lists and advertising matter, or any property of a similar nature, as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral, and, following the occurrence and during the continuance of a Default, the Pledgor’s rights under all licenses and all franchise agreements shall inure to the Agent’s benefit. In addition, the Pledgor hereby irrevocably agrees that the Agent may, following the occurrence and during the continuance of a Default, sell any of the Pledgor’s Inventory directly to any person, including without limitation persons who have previously purchased the Pledgor’s Inventory from the Pledgor and in connection with any such sale or other enforcement of the Agent’s rights under this Agreement, may sell Inventory which bears any trademark owned by or licensed to the Pledgor and any Inventory that is covered by any copyright owned by or licensed to the Pledgor and the Agent may finish any work in process and affix any trademark owned by or licensed to the Pledgor and sell such Inventory as provided herein.

ARTICLE VI

WAIVERS, AMENDMENTS AND REMEDIES

No delay or omission of the Agent or any Lender to exercise any right or remedy granted under this Security Agreement shall impair such right or remedy or be construed to be a waiver of any Default or an acquiescence therein, and any single or partial exercise of any such right or remedy shall not preclude any other or further exercise thereof or the exercise of any other right or remedy. No waiver, amendment or other variation of the terms, conditions or provisions of this Security Agreement whatsoever shall be valid unless in writing signed by the Agent with the concurrence or at the direction of the Lenders required under Section 8.2 of the Credit Agreement and then only to the extent in such writing specifically set forth. All rights and remedies contained in this Security Agreement or by law afforded shall be cumulative and all shall be available to the Agent and the Lenders until the Secured Obligations have been paid in full.

ARTICLE VII

PROCEEDS; COLLECTION OF RECEIVABLES

7.1. Lockboxes. Upon request of the Agent after the occurrence of a Default, the Pledgor shall execute and deliver to the Agent irrevocable lockbox agreements in a form reasonably acceptable to the Agent, which agreements shall be accompanied by an acknowledgment by the bank where the lockbox is located of the Lien of the Agent granted hereunder and of irrevocable instructions to wire all amounts collected therein to a special collateral account at the Agent.

7.2. Collection of Receivables. The Agent may at any time after the occurrence of a Default, by giving the Pledgor written notice, elect to require that the Receivables be paid directly to the Agent for the benefit of the Lenders. In such event, the Pledgor shall, and shall permit the Agent to, promptly notify the account debtors or obligors under the Receivables of the Lenders’ interest therein and direct such account debtors or obligors to make payment of all amounts then or thereafter due under the Receivables directly to the Agent. Upon receipt of any such notice from the Agent, the Pledgor shall thereafter hold in trust for the Agent, on behalf of the Lenders, all amounts and proceeds received by it with respect to the Receivables and Other Collateral and immediately and at all times thereafter deliver to the Agent all such amounts and proceeds in the same form as so received, whether by cash, check, draft or otherwise, with any necessary endorsements. The Agent shall hold and apply funds so received as provided by the terms of Sections 7.3 and 7.4.

7.3. Special Collateral Account. At any time after the occurrence of a Default, the Agent may require all cash proceeds of the Collateral to be deposited in a special non-interest bearing cash collateral account with the Agent and held there as security for the Secured Obligations. The Pledgor shall have no control whatsoever over said cash collateral account. The Agent shall, not less than once each Business Day, apply the collected balances in said cash collateral account to the payment of the Secured Obligations whether or not the Secured Obligations shall then be due, or transfer such balances to the Pledgor’s general operating account.

7.4. Application of Proceeds. After the final maturity of the Obligations or an acceleration of the Obligations under the Credit Agreement, the proceeds of the Collateral shall be applied by the Agent to payment of the Secured Obligations in the following order unless a court of competent jurisdiction shall otherwise direct:

(a) FIRST, to payment of all costs and expenses of the Agent incurred in connection with the collection and enforcement of the Secured Obligations or of the security interest granted to the Agent pursuant to this Security Agreement;

(b) SECOND, to payment of that portion of the Secured Obligations constituting accrued and unpaid interest and fees, pro rata among the Lenders and their Affiliates in accordance with the amount of such accrued and unpaid interest and fees owing to each of them;

(c) THIRD, to payment of the principal of the Secured Obligations and the net early termination payments and any other Rate Management Obligations then due and unpaid from the Pledgor to any of the Lenders or their Affiliates, pro rata among the Lenders and their Affiliates in accordance with the amount of such principal and such net early termination payments and other Rate Management Obligations then due and unpaid owing to each of them;

(d) FOURTH, to payment of any Secured Obligations (other than those listed above) pro rata among those parties to whom such Secured Obligations are due in accordance with the amounts owing to each of them; and

(e) FIFTH, the balance, if any, after all of the Secured Obligations have been satisfied, shall be deposited by the Agent into the Pledgor’s general operating account.

ARTICLE VIII

GENERAL PROVISIONS

8.1. Notice of Disposition of Collateral; Condition of Collateral. Any notice of the time and place of any public sale or of the time after which any private sale or other disposition of all or any part of the Collateral may be made shall be deemed reasonable if sent to the Pledgor, addressed as set forth in Article IX, at least ten days prior to (i) the date of any such public sale or (ii) the time after which any such private sale or other disposition may be made. Agent shall have no obligation to clean-up or otherwise prepare the Collateral for sale.

8.2. Compromises and Collection of Collateral. The Pledgor and the Agent recognize that setoffs, counterclaims, defenses and other claims may be asserted by obligors with respect to certain of the Receivables, that certain of the Receivables may be or become uncollectible in whole or in part and that the expense and probability of success in litigating a disputed Receivable may exceed the amount that reasonably may be expected to be recovered with respect to a Receivable. In view of the foregoing, the Pledgor agrees that the Agent may at any time and from time to time, if a Default has occurred and is continuing, compromise with the obligor on any Receivable, accept in full payment of any Receivable such amount as the Agent in its sole discretion shall determine or abandon any Receivable, and any such action by the Agent shall be commercially reasonable so long as the Agent acts in good faith based on information known to it at the time it takes any such action.

8.3. Secured Party Performance of Debtor Obligations. Without having any obligation to do so, the Agent may perform or pay any obligation which the Pledgor has agreed to perform or pay in this Security Agreement if the Pledgor has failed to so perform or pay after notice of such failure from the Agent (unless the Agent is legally prohibited from sending any such notice to the Pledgor) and the Pledgor shall reimburse the Agent for any amounts paid by the Agent pursuant to this Section 8.3. The Pledgor’s obligation to reimburse the Agent pursuant to the preceding sentence shall be a Secured Obligation payable on demand.

8.4. Authorization for Secured Party to Take Certain Action. The Pledgor irrevocably authorizes the Agent at any time and from time to time in the sole discretion of the Agent and appoints the Agent as its attorney in fact (i) to execute on behalf of the Pledgor as debtor and to file financing statements necessary or desirable in the Agent’s sole discretion to perfect and to maintain the perfection and priority of the Agent’s security interest in the Collateral, (ii) to indorse and collect any cash proceeds of the Collateral, (iii) to file a carbon, photographic or other reproduction of this Security Agreement or any financing statement with respect to the Collateral as a financing statement and to file any other financing statement or amendment of a financing statement (which does not add new collateral or add a debtor) in such offices as the Agent in its sole discretion deems necessary or desirable to perfect and to maintain the perfection and priority of the Agent’s security interest in the Collateral, (iv) subject to the terms of Section 4.1.5, to enforce payment of the Receivables in the name of the Agent or the Pledgor, (v) at the times specified in Section 7.4, to apply the proceeds of any Collateral received by the Agent to the Secured Obligations as provided in Section 7.4 and (vi) to discharge past due taxes, assessments, charges, fees or Liens on the Collateral (except for such Liens as are specifically permitted hereunder), and the Pledgor agrees to reimburse the Agent on demand for any payment made or any expense reasonably incurred by the Agent in connection therewith, provided that this authorization shall not relieve the Pledgor of any of its obligations under this Security Agreement or under the Credit Agreement.

8.5. Specific Performance of Certain Covenants. The Pledgor acknowledges and agrees that a breach of any of the covenants contained in Sections 4.1.5, 4.1.6, 4.4, 5.3, or 8.7 or in Article VII will cause irreparable injury to the Agent and the Lenders, that the Agent and Lenders have no adequate remedy at law in respect of such breaches and therefore agrees, without limiting the right of the Agent or the Lenders to seek and obtain specific performance of other obligations of the Pledgor contained in this Security Agreement, that the covenants of the Pledgor contained in the Sections referred to in this Section 8.5 shall be specifically enforceable against the Pledgor.

8.6. Use and Possession of Certain Premises. Upon the occurrence of a Default, the Agent shall be entitled to occupy and use any premises owned or leased by the Pledgor where any of the Collateral or any records relating to the Collateral are located until the Secured Obligations are paid or the Collateral is removed therefrom, whichever first occurs, without any obligation to pay the Pledgor for such use and occupancy.

8.7. Dispositions Not Authorized. Without limiting the provisions of Section 4.1.5, no authorization to sell or otherwise dispose of the Collateral (except as set forth in Section 4.1.5) shall be binding upon the Agent or the Lenders unless such authorization is in writing signed by the Agent with the consent or at the direction of the Required Lenders.

8.8. Benefit of Agreement. The terms and provisions of this Security Agreement shall be binding upon and inure to the benefit of the Pledgor, the Agent and the Lenders and their respective successors and assigns (including all persons who become bound as a debtor to this Security Agreement), except that the Pledgor shall not have the right to assign its rights or delegate its obligations under this Security Agreement or any interest herein, without the prior written consent of the Agent.

8.9. Survival of Representations. All representations and warranties of the Pledgor contained in this Security Agreement shall survive the execution and delivery of this Security Agreement.

8.10. Taxes and Expenses. Any taxes (including income taxes) payable or ruled payable by Federal or State authority in respect of this Security Agreement shall be paid by the Pledgor, together with interest and penalties, if any. The Pledgor shall reimburse the Agent for any and all reasonable out-of-pocket expenses and internal charges (including reasonable attorneys’, auditors’ and accountants’ fees and reasonable time charges of attorneys, paralegals, auditors and accountants who may be employees of the Agent) paid or incurred by the Agent in connection with the preparation, execution, delivery, administration, collection and enforcement of this Security Agreement and in the audit, analysis, administration, collection, preservation or sale of the Collateral (including the expenses and charges associated with any periodic or special audit of the Collateral). Any and all costs and expenses incurred by the Pledgor in the performance of actions required pursuant to the terms hereof shall be borne solely by the Pledgor.

8.11. Headings. The title of and section headings in this Security Agreement are for convenience of reference only, and shall not govern the interpretation of any of the terms and provisions of this Security Agreement.

8.12. Termination. This Security Agreement shall continue in effect (notwithstanding the fact that from time to time there may be no Secured Obligations outstanding) until (i) the Credit Agreement has terminated pursuant to its express terms and (ii) all of the Secured Obligations have been indefeasibly paid and performed in full and no commitments of the Agent or the Lenders which would give rise to any Secured Obligations are outstanding.

8.13. Entire Agreement. This Security Agreement embodies the entire agreement and understanding between the Pledgor and the Agent relating to the Collateral and supersedes all prior agreements and understandings between the Pledgor and the Agent relating to the Collateral.

8.14. CHOICE OF LAW. THIS SECURITY AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS (AND NOT THE LAW OF CONFLICTS) OF THE STATE OF ILLINOIS, BUT GIVING EFFECT TO FEDERAL LAWS APPLICABLE TO NATIONAL BANKS.

8.15. Distribution of Reports. Subject to the provisions of Section 9.11 of the Credit Agreement, the Pledgor authorizes the Agent, as the Agent may elect in its sole discretion, to discuss with and furnish to its affiliates and to the Lenders or to any other person or entity having an interest in the Secured Obligations (whether as a guarantor, pledgor of collateral, participant or otherwise) all financial statements, audit reports and other information pertaining to the Pledgor and its Subsidiaries whether such information was provided by the Pledgor or prepared or obtained by the Agent. Neither the Agent nor any of its employees, officers, directors or agents makes any representation or warranty regarding any audit reports or other analyses of the Pledgor’s and its Subsidiaries’ condition which the Agent may in its sole discretion prepare and elect to distribute, nor shall the Agent or any of its employees, officers, directors or agents be liable to any person or entity receiving a copy of such reports or analyses for any inaccuracy or omission contained in or relating thereto.

8.16. Indemnity. The Pledgor hereby agrees to indemnify the Agent and the Lenders, and their respective successors, assigns, agents and employees, from and against any and all liabilities, damages, penalties, suits, costs, and expenses of any kind and nature (including, without limitation, all expenses of litigation or preparation therefor whether or not the Agent or any Lender is a party thereto) imposed on, incurred by or asserted against the Agent or the Lenders, or their respective successors, assigns, agents and employees, in any way relating to or arising out of this Security Agreement, or the manufacture, purchase, acceptance, rejection, ownership, delivery, lease, possession, use, operation, condition, sale, return or other disposition of any Collateral (including, without limitation, latent and other defects, whether or not discoverable by the Agent or the Lenders or the Pledgor, and any claim for patent, trademark or copyright infringement). Notwithstanding the foregoing, the foregoing indemnity is subject to the same limitations as the Borrower’s indemnity obligations set forth in Section 9.6(ii) of the Credit Agreement.

ARTICLE IX

NOTICES

9.1. Sending Notices. Any notice required or permitted to be given under this Security Agreement shall be sent (and deemed received) in the manner and to the addresses set forth in Article XIII of the Credit Agreement, it being understood that notices to the Pledgor may be sent in care of the Borrower at the address and telecopier number of the Borrower set forth in the Credit Agreement.

9.2. Change in Address for Notices. Each of the Pledgor, the Agent and the Lenders may change the address for service of notice upon it by a notice in writing to the other parties.

ARTICLE X

THE AGENT

JPMorgan Chase Bank, N.A. has been appointed as agent for the Lenders hereunder pursuant to Article X of the Credit Agreement. It is expressly understood and agreed by the parties to this Security Agreement that any authority conferred upon the Agent hereunder is subject to the terms of the delegation of authority made by the Lenders to the Agent pursuant to the Credit Agreement, and that the Agent has agreed to act (and any successor administrative agent under the Credit Agreement or Agent hereunder shall act) as such hereunder only on the express conditions contained in such Article X. Any successor administrative agent appointed pursuant to Article X of the Credit Agreement shall be entitled to all the rights, interests and benefits of the Agent hereunder.

IN WITNESS WHEREOF, the Pledgor and the Agent have executed this Security Agreement as of the date first above written.

MAYTAG SALES, INC.

By:	/s/ Steven J. Klyn
Name:	Steven J. Klyn
Title:	Treasurer

JPMORGAN CHASE BANK, N.A., as Agent

By:	/s/ Mike Kelly
Name:	Mike Kelly
Title:	Vice President

EXHIBIT “A”

(See Sections 3.3, 3.4, 3.5, 4.1.7 and 9.1 of Security Agreement)

Place of business (if it has only one) or Chief Executive Office (if more than one place of business) and Mailing Address:

Maytag Sales, Inc.

403 West Fourth Street North

Newton, IA 50208

Attention: Steven J. Klyn

Locations of Inventory In Excess of $10,000,000:

A. Properties Owned by the Pledgor:

AMANA REFRIGERATION	2800 220TH Trail Road Amana, IA 52204

HERRIN LAUNDRY PRODUCTS	410 East Lyerla Drive Herrin, IL 62948

NEWTON LAUNDRY PRODUCTS	900 Block N. 19th Ave. E. Newton, IA 50208

SEARCY LAUNDRY PRODUCTS	200 Queens Way Searcy, AR 72143

B. Properties Leased by the Pledgor (Include Landlord’s Name):

CLEVELAND DISTRIBUTION CENTER MCD OVERFLOW	4100 Old Tasco Rd. Cleveland, TN 37312	Lynnco Properties

NORTH LIBERTY	720 Alexander Way North Liberty, IA 52317	Inland US Management

SOUTHEAST - ATLANTA	1265 Terminus Drive, Suite A Lithia Springs, GA 30122	First Industrial Realty

SOUTHWEST - DALLAS	609 Enterprise Road Suite 100 Flower Mound, TX 75028	LCS Land Partners II

MIRA LOMA	11015 Hopkins Street Mira Loma, CA 91752	Space Center

NORTHEAST -COVINGTON -PEN	100 1ST Avenue Covington Industrial Park Covington Township Gouldsboro, PA 18424	First Industrial Realty

NORTHWEST - SEATTLE	22001 84TH Ave S. Suite 108 Kent, WA 98032	AMB Property Corp

NORTH CANTON	4211 Shuffel Drive North Canton, OH 44720	ASW Properties Limited

EL PASO	1865 Northwestern Dr. El Paso, TX 79912	Plexxar Joint Venture

WEST COAST FLOORCARE RDC	13055 South Valley Blvd Fontana, CA 92335	Watson Land Company

C.	Public Warehouses or other Locations pursuant to Bailment or Consignment Arrangements (include name of Warehouse Operator or other Bailee or Consignee):

CHATTANOOGA	600 Wauhatchie Pike Chattanooga, TN 37419

EXHIBIT “B”

[INTENTIONALLY DELETED]

EXHIBIT “C”

[INTENTIONALLY DELETED]

EXHIBIT “D”

(See Sections 3.10 and 4.1.6 of Security Agreement)

EXISTING LIENS ON THE COLLATERAL

Secured Party	Collateral	Principal Balance	Maturity
NONE.

EXHIBIT “E”

[INTENTIONALLY DELETED]

EXHIBIT “F”

(See Section 3.1 of Security Agreement)

OFFICES IN WHICH FINANCING STATEMENTS HAVE BEEN FILED

Delaware Secretary of State